Brocade to acquire McData Information and Answers for Channel Partners August 8, 2006 Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: McData Corporation Commission File No.: 000-31257

Agenda Acquisition Announcement What This Means for You Questions and Answers How to Get More Information

August 8, 2006 Brocade announces intent to acquire McData Process from August 8, 2006 until deal closure Companies operate separately and compete as they have been All products will continue to be supplied and supported by the two independent companies No interaction between sales teams allowed Process after deal closure Brocade will be the future company The combined company is committed to investment protection for its customers Today's Announcement Brocade to Acquire McData

"The combined company is committed to continuous enhancement of our OEM and partner relationships. Partners will benefit from a more streamlined operation and qualification processes, more robust go to market programs, a faster pace of innovation, and higher levels of support and service to drive greater customer satisfaction." - Michael Klayko, CEO Brocade A Note from the CEO

Benefits for You from Today's Announcement Immediate New Company: Stronger partner Better touch and support for partners and end-users Investment protection and upgrade opportunities for largest installed base Longer-Term Increased ability to drive innovation, differentiated solutions, higher value Reduced operating costs - reduction in SKUs, integrated programs Combined scale will provide ability to deliver more compelling channel / partner programs

This Transaction Is Driven by the Desire to Deliver More Customer Benefits Deal rationale Broader and more compelling offerings Gives necessary scale to accelerate new, innovative solutions Significant cost synergies Absolute commitment to investment protection for customers Customer benefits today Investment protection and certainty of supply, support, solutions Stronger company to deliver solutions and support Commitment to future converged roadmap and platforms Customer benefits at deal closure Drive interoperability and unified management Accelerate time-to-market of new, innovative solutions Lower TCO Greater choices and flexibility for next-generation data centers

Timing of the Acquisition and Implications Before deal closing After deal closing Brocade and McData operate independently and compete with each other No changes to reseller partnerships Brocade remains focused on partner and customer satisfaction Converged company programs and roadmap We compete with all competitors Maintain partner go-to-market model Accelerate and amplify customer and partner benefits

What do I say to my Field Organization? Engage with your local Brocade sales and SE representatives to learn more The latest information on the acquisition will be posted on www.brocade.com Continue to have confidence in Brocade products and solutions For McData customers You may want to talk with a local Brocade sales representative to learn more about their roadmap, interoperability, and migration solutions You can continue to buy McData products with the knowledge that Brocade will provide investment protection, interoperability, and migration solutions after the deal closes

What do I say to my End-User Customers? Continue to have confidence in Brocade products and solutions For McData customers You may want to talk with a local Brocade sales representative to learn more about their roadmap, interoperability, and migration solutions You can continue to buy McData products with the knowledge that Brocade will provide investment protection, interoperability, and migration solutions after the deal closes The latest information on the acquisition will be posted on www.brocade.com

For Key Questions and Answers The latest information on the acquisition will be posted at: http://partners.brocade.com http://www.brocade.com Speak to Your Local Brocade Representative

Thank You

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC Brocade plans to file with the SEC a Registration Statement on Form S 4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investors Relations at (408) 567-5815 or investor_relations@mcdata.com Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com. McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData's proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC's web site at www.sec.gov and from McData by contacting McData at Investors Relations at (408) 567-5815 or investor_relations@mcdata.com